UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

[DEUTSCHE TELEKOM LOGO]	AD HOC RELEASE

September 3, 2004

Ad hoc notification of Deutsche Telekom AG in accordance with §15 WpHG

DEUTSCHE TELEKOM SUPERVISORY BOARD APPOINTS WALTER RAIZNER AS NEW MEMBER OF BOARD OF MANAGEMENT

The Supervisory Board of Deutsche Telekom AG has announced that Walter Raizner (50) will join the Management Board of Deutsche Telekom as of November 1, 2004. Raizner, who is currently the CEO of IBM Deutschland GmbH, will assume responsibility for the newly created strategic business unit Broadband/Fixed-network at board level, which combines the private consumer activities of both T-Com and T-Online. Raizner will also head the T-Com Board.

The chairman of the Supervisory Board of T-Online International AG, Kai-Uwe Ricke, announced that, due to implementation of the new organization within the Management Board of Deutsche Telekom AG, he will leave the Supervisory Board of T-Online in October.

It is planned that the new chairman of T-Online's Supervisory Board will be Walter Raizner, who after joining the Management Board of Deutsche Telekom AG will become a member of the T-Online Supervisory Board.

Thomas Holtrop, the current member of the Management Board of Deutsche Telekom AG responsible for T-Online and Chairman of the Board of Management of T-Online International AG will leave the company on September 30, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten Name: Rolf Ewenz-Sandten Title: Vice President

Date: September 3, 2004